SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FRIEDE GOLDMAN HALTER, INC.

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                  to

Commission file number 0-22595

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

FRIEDE GOLDMAN HALTER, INC.—401(K) PROFIT SHARING PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FRIEDE GOLDMAN HALTER, INC.

13085 Industrial Seaway Road

Gulfport, Mississippi 39503

FRIEDE GOLDMAN HALTER,INC.—401(K) PROFIT SHARING PLAN Financial Statements as of December 31, 2002 and December 31, 2001 and for each of the years ended December 31, 2002 and 2001; Supplemental Schedules as of and for the Year Ended December 31, 2002; and Independent Auditors’ Report

Financial Statements and Supplemental Schedule

Friede Goldman Halter, Inc.

401(k) Profit Sharing Plan

Years ended December 31, 2002 and December 31, 2001

with Report of Independent Auditors

Friede Goldman Halter, Inc.

401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and December 31, 2001

Report of Independent Auditors

The Administrative Committee

Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and changes in its net assets available for benefits for the years ended December 31, 2002 and December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New Orleans, Louisiana

July 14, 2003

Friede Goldman Halter, Inc.

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments:
MetLife Guaranteed Fixed Income Account	$–	$14,895,270
Mutual funds	4,384,442	13,071,844
Loans to participants	428,065	2,283,101
Friede Goldman Halter, Inc. common stock	–	320,485
Pooled separate account	539,675	1,333,893
Money market fund	5,129,841	15,673

Total investments	10,482,023	31,920,266

Participants’ contributions receivable	61,341	221,127

Net assets available for benefits	$10,543,364	$32,141,393

See accompanying notes.

Friede Goldman Halter, Inc.

401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001
Additions
Investment income:
Net appreciation (depreciation) in fair value of mutual funds	$(2,126,162)	$69,717
Net depreciation in fair value of common stock	–	(2,151,703)
Net depreciation in fair value of pooled separate account	(246,102)	(233,475)
Interest and dividend income	979,160	1,878,366

	(1,393,104)	(437,095)
Contributions:
Participants	1,984,765	4,114,401
Employer, net of forfeitures	–	551,603
Rollovers	25,715	105,874

	2,010,480	4,771,878

Total additions	617,376	4,334,783

Deductions
Benefit payments	22,215,405	10,489,292

Net decrease	(21,598,029)	(6,154,509)

Net assets available for benefits:
Beginning of year	32,141,393	38,295,902

End of year	$10,543,364	$32,141,393

See accompanying notes.

Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2002

1.    Description of Plan

The following is a brief description of the Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (the Plan). This description is provided for general information purposes only. Participants should refer to the Plan Adoption Agreement for a more complete description of the Plan’s provisions.

General

Effective November 3, 1999, Halter Marine Group, Inc. (Halter) completed a merger with Friede Goldman International, Inc. (Friede Goldman). The surviving company, Friede Goldman, changed its official name to Friede Goldman Halter, Inc. (the Company). The Halter Marine Group, Inc. 401(k) Profit Sharing Plan was renamed the Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan and the plan year-end was changed from March 31 to December 31.

The Plan is a defined contribution plan covering all employees of the Company. Effective January 1, 2000, employees of Friede Goldman became eligible to participate in the Plan. Friede Goldman employees’ years of service transferred over to the Plan. Highly compensated and leased employees are not eligible to participate in the Plan. Employees who had attained the age of 18 were eligible to participate. The entry date of the Plan is the earliest quarterly date after the eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On June 30, 2002 and October 23, 2002, the plan sponsor sold the assets of the various operating divisions of the Company. In connection with these transactions, the benefit committee of the plan sponsor authorized and approved an amendment to terminate the Plan effective January 15, 2003. Participants were given the option to either receive distributions of their balances or to rollover their balances in the Plan to an individual retirement account or another qualified plan.

The Plan sponsor, Friede Goldman Halter, Inc., filed a petition for Chapter 11 Bankruptcy with the U.S. Bankruptcy Court on April 19, 2001. All plan assets are held with a trustee and are not subject to the claims made by the creditors of the sponsor. As of May 1, 2001, participants were 100% vested in all employee and employer contributions.

Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements—(continued)

1.    Description of Plan (continued)

Contributions

Each year, participants may contribute from 2% to 15% of their total compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (i.e., rollovers) subject to approval by the Company.

The Company provides an annual matching contribution on behalf of each participant which is determined each year by the board of directors. During the three-month period ended March 31, 2001, the Company matched 50% of the first 6% of base compensation that a participant contributed to the Plan. In addition, the Company may elect to make discretionary contributions, although it made no such contributions during the years ended December 31, 2002 and December 31, 2001. Effective April 1, 2001, the Company ceased matching employee contributions to the Plan in connection with its bankruptcy.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and pay administrative expenses of the Plan. Employer contributions for the years ended December 31, 2002 and December 31, 2001 were reduced by $0 and $85,336, respectively, due to forfeited balances of terminated participants’ accounts. The balance of forfeited nonvested accounts at December 31, 2002 and 2001 was $259 and $0, respectively.

Vesting

Participants vest immediately in their contributions. Prior to May 1, 2001 participants were 33% vested in the Company’s contributions after one year, 67% vested after two years, and 100% vested after three years. Pursuant to the terms of Plan document, all participants are fully vested as of May 1, 2001.

Loans to Participants

The Plan allows participants to borrow from their vested account balances. Loans must be approved by the plan administrator and must be a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the

Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements—(continued)

1.    Description of Plan (continued)

highest outstanding loan balance in the participant’s account during the prior 12-month period.

Payments of Benefits

Upon retirement, termination of service, or death, participants or their beneficiaries receive a lump sum distribution equal to the vested value of the participant’s account. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined by the Plan.

Priorities Upon Termination

The Company may discontinue its contributions or the Plan may be terminated subject to the provisions of ERISA, at the Company’s option. Effective January 15, 2003, the Company terminated the Plan and began the process of liquidating the net assets available for plan benefits. Amounts credited to the accounts of participants shall become fully vested and nonforfeitable as of the date of such termination.

2.    Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements—(continued)

2.    Significant Accounting Policies (continued)

Risk and Uncertainties

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Valuation of Investments

The Plan’s funds are invested in mutual funds, a guaranteed investment contract and Friede Goldman Halter, Inc. common stock. Investments in mutual funds and Friede Goldman Halter, Inc. common stock are valued at quoted market prices on the last business day of the year. Investment in the pooled separate account is valued at stated redemption values. Investments in the guaranteed investment contract, which is fully benefit-responsive, are valued at contract value, which approximates fair value. Loans to participants are valued at their outstanding balances, which approximate fair value.

The fair value of the guaranteed investment contract as of December 31, 2001 was $14,980,475. The average yield and the crediting interest rate on the investment contract was 8.57% and 5.60%, respectively at December 31, 2001.

Administrative Expenses

The Company pays all of the administrative costs of the Plan using forfeited participant balances.

3.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its

Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements—(continued)

qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt.

4.    Investments

The following table presents individual investments that represent 5% or more of the Plan’s net assets:

	December 31
	2002	2001
MetLife Guaranteed Fixed Income Account	$–	$14,895,270
Harris Associates—Oakmark Fund	1,144,750	3,828,285
Loomis Sayles Small Cap Value Fund	1,267,537	3,338,487
State Street Research Mid Cap Value Fund	1,076,788	3,144,831
Evergreen Select Money Market	5,129,841	–
MetLife Stock Market Index Guarantee Account	539,675	1,338,843

5.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2002	2001
Net assets available for benefits per the financial statements	$10,543,364	$32,141,393
Less: Benefit obligations currently payable	327,082	497,602

Net assets available for benefits per the Form 5500	$10,216,282	$31,643,791

Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements—(continued)

5.    Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

Benefits paid to participants per the financial statements	$22,215,405
Add amounts currently payable at December 31, 2002	327,082
Less amounts currently payable at December 31, 2001	(497,602)

Benefits paid to participants per the Form 5500	$22,044,885

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Friede Goldman Halter, Inc.

401(k) Profit Sharing Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

EIN: 72-1362492                PN: 001

December 31, 2002

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Mutual funds:
State Street Research Mid Cap Value Fund	83,472 shares	$1,076,788
Loomis Sayles Small Cap Value Fund	7,160 shares	45,467
Dreyfus Founders Balanced Fund	44,885 shares	300,283
Harris Associates – Oakmark Fund	38,057 shares	1,144,750
Credit Suisse International Equity Fund	24,584 shares	196,671
Scudder International Fund	1,623 shares	49,270
Janus Fund	10,484 shares	186,825
Loomis Sayles Small Cap Growth Fund	71,990 shares	1,267,537
Janus Balanced Fund	6,535 shares	116,851

		4,384,442
Pooled separate account:
*MetLife Stock Market Index Guarantee Account	1,663 shares	539,675

Money market fund:
Evergreen Select Money Market	5,129,841 shares	5,129,841
*Loans to participants	Maturity dates ranging through November 2010 at interest rates from 5.75% to 10.50%; payments are made through payroll deduction; loans are collateralized by participant’s vested account balance	428,065

		$10,482,023

*	Indicates party-in-interest to the Plan

Exhibit Index

23.1	Consent of Independent Auditors

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FRIEDE GOLDMAN HALTER, INC. 401(K) PROFIT SHARING PLAN

	By:	FRIEDE GOLDMAN HALTER, INC.
Plan Sponsor

July 15, 2003	By:	/s/ T. Jay Collins T. Jay Collins Chief Executive Officer